AB 3/7

[redacted]

13013726

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

Mail Processing Section RECEIVED FEB 28 2013 Wash., D.C. 193

SEC FILE NUMBER
8-52271

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BlackTorch Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

23505 Smithtown Road, Suite 110
(No. and Street)

Excelsior	Minnesota	55331
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Anthony Pence 952-236-4417
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Meuwissen, Flygare, Kadrlik & Associates, P.A.
(Name – *if individual, state last, first, middle name*)

6400 Flying Cloud Drive, Suite 100	Eden Prairie	Minnesota	55344
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 3/19/13

OATH OR AFFIRMATION

I, Anthony Pence, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BlackTorch Securities, LLC, as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

GANGADHAR B. SOHONI
NOTARY PUBLIC-MINNESOTA
My Commission Expires Jan. 31, 2014

Signature

PARTNER

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BLACKTORCH SECURITIES, LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2012

MFK

Certified Public Accountants & Consultants
Meuwissen, Flygare, Kadrlik & Associates, P.A.

BLACKTORCH SECURITIES, LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2012

Table of Contents

MFK

Certified Public Accountants & Consultants
Meuwissen, Flygare, Kadrlik & Associates, P.A.

INDEPENDENT AUDITOR'S REPORT

To the Board of Governors and Member of
BlackTorch Securities, LLC
Excelsior, Minnesota

Report on the Financial Statements

We have audited the statement of financial condition of BlackTorch Securities, LLC as of December 31, 2012, and the related statements of operations, changes in member's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America, this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatements of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Ph: 952-541-1996 www.mfkcpa.com Fax: 952-541-4759

6400 Flying Cloud Drive, Suite 100
Eden Prairie, MN 55344

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of BlackTorch Securities, LLC as of December 31, 2012, and the results of its operations and its cash flows for the year then ended, in accordance with accounting principles generally accepted in the United States of America.

Other Matters

Our audit was conducted for the purpose of forming an opinion on the basic financial statements as a whole. The information contained on page 10 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedule I has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information on page 10 is fairly stated in all material respects in relation to the financial statements as a whole.

Meuwissen, Flygare Kadlik & Associates, P.A.

Eden Prairie, Minnesota

February 15, 2013

BLACKTORCH SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

ASSETS		
Cash	$	7,981
Accounts receivable		91,790
Prepaid expenses		1,640
Goodwill		32,731
Total assets	$	134,142
LIABILITIES AND MEMBER'S EQUITY		
Accounts payable	$	82,022
Member's equity		52,120
Total liabilities and member's equity	$	134,142

See notes to financial statements.

BLACKTORCH SECURITIES, LLC
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2012

REVENUES		
Advisory fees	$	542,926
Other revenue		7
Total revenues		542,933
EXPENSES		
Commissions		479,994
License, compliance and membership fees		50,717
Other expenses		871
Professional fees		7,280
Total expenses		538,862
Net income	$	4,071

See notes to financial statements.

BLACKTORCH SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2012

	Member's Equity
Balance - December 31, 2011	$ 48,049
Net income	4,071
Balance - December 31, 2012	$ 52,120

See notes to financial statements.

BLACKTORCH SECURITIES, LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2012
Increase (decrease) in cash

Operating activities	
Net income	$ 4,071
Adjustments to reconcile net income to net cash from operating activities:	
Changes in operating assets and liabilities:	
Accounts receivable	(91,790)
Prepaid expenses	(519)
Accounts payable	81,828
Net cash from operating activities and net decrease in cash	(6,410)
Cash at beginning of year	14,391
Cash at end of year	$ 7,981

See notes to financial statements.

1. *Nature of Business and Significant Accounting Policies*

Nature of Business

BlackTorch Securities, LLC (the Company) is a registered securities broker-dealer that engages primarily in investment banking and advisory services. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company does not have a fully disclosed clearing arrangement with any other broker-dealer and holds no customer funds or securities. The Company is wholly owned by BlackTorch Capital, LLC.

Cash Equivalents

For the purpose of the statement of cash flows, the Company considers all short-term debt securities purchased with maturity of three months or less to be cash equivalents.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of temporary cash investments. The Company maintains its cash in bank deposit accounts, which, at times may exceed federally insured limits. Management believes the Company is not exposed to any significant credit risk related to cash.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Revenue Recognition

Investment banking fees are earned from providing merger and acquisition and financial advisory services. These fees are recognized when the related services are completed and the income is reasonably determinable.

Goodwill

Goodwill is not amortized, but is tested for impairment annually. Management has determined there is no goodwill impairment at December 31, 2012.

1. *Nature of Business and Significant Accounting Policies (Continued)*

Accounts Receivable

Accounts receivable is stated at the amount management expects to collect from outstanding balances. Management provides for probably uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the currents status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable. However, at December 31, 2012, all accounts receivable were considered fully collectible. Therefore, no allowance for doubtful accounts has been provided for within this report.

Income Taxes

Income or loss of the Company is allocated to the member for income tax purposes. Therefore, no provision for income taxes is presented in these financial statements. The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. Management believes it is no longer subject to income tax examinations for years prior to 2009.

Date of Management's Review

Management has evaluated subsequent events through February 15, 2013, the date the financial statements were available to be issued.

2. *Net Capital Requirements*

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). Net capital and the related net capital ratio fluctuate on a daily basis; however, at December 31, 2012, net capital under the rule was $6,959, which exceeded the minimum capital requirement by $1,488. The Company's aggregate indebtedness to net capital ratio was 11.79 to 1.

The Company operates under the provisions of section (k)(2)(ii) of Rule 15-c3-3 of the Securities and Exchange Commission as all customer transactions are cleared through another broker-dealer on a fully disclosed basis. Therefore, the Company is exempt from the remaining provision of the rule.

3. *Concentration*

During 2012, one customer represented 98% of advisory fees, including $90,000 of accounts receivable at December 31, 2012.

4. *Related Parties*

The Company entered into an agreement to share office expenses with BlackTorch Capital, LLC. During the year ended December 31, 2012, such expenses totaled $44,762, $1,022 of which was outstanding and recorded in accounts payable as of December 31, 2012.

SUPPLEMENTARY INFORMATION

BLACKTORCH SECURITIES, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2012

Net Capital		
Total member's equity	$	52,120
Additions: none		
Deductions:		
Non-allowable assets	$	45,161
Net Capital	$	6,959
Aggregate Indebtedness		
Items included in Statement of Financial Condition		
Accrued expenses and other payables	$	82,022
Computation of Basic Net Capital Requirements		
Minimum Net Capital required (6-2/3% of aggregate indebtedness) (A)	$	5,471
Minimum dollar net capital requirement for reporting broker or dealer (B)	$	5,000
Net Capital requirement (greater of (A) or (B))	$	5,471
Excess Net Capital	$	1,488
Net Capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital requirement	$	(1,243)
Ratio: Aggregate indebtedness to net capital (percentage)		11.79 to 1
Reconciliation with Company's Computation		
(Included in Part II A of Form X-17A-5 as of December 31, 2012)		
Net Capital as reported in Company's Part II A (unaudited) FOCUS report	$	6,959
Audit adjustment to record accounts receivable		90,000
Audit adjustment to record related accounts payable		(81,000)
Increase in non-allowable assets		(9,000)
Net Capital	$	6,959

See independent auditor's report.

Certified Public Accountants & Consultants
Meuwissen, Flygare, Kadrlik & Associates, P.A.

Independent Auditor's Report on Internal Accounting Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

To the Board of Governors and Member
of BlackTorch Securities, LLC
Excelsior, Minnesota

In planning and performing our audit of the financial statements and supplemental schedules of BlackTorch Securities, LLC (the Company) as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered BlackTorch Securities, LLC's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under the Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment of securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitation in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their

Ph: 952-541-1996 www.mfkcpa.com Fax: 952-541-4759
6400 Flying Cloud Drive, Suite 100
Eden Prairie, MN 55344

design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Governors, members, management, the Securities and Exchange Commission and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Meuwissen, Flygare Kolbeck & Associates, P.A.

Eden Prairie, Minnesota
February 15, 2013

BLACKTORCH SECURITIES, LLC
SUPPLEMENTAL SIPC REPORT
FOR THE YEAR ENDED DECEMBER 31, 2012

MFK

Certified Public Accountants & Consultants
Meuwissen, Flygare, Kadrlik & Associates, P.A.

To the Board of Governors and Member of
BlackTorch Securities, LLC
Excelsior, Minnesota

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by BlackTorch Securities, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating BlackTorch Securities, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). BlackTorch Securities, LLC's management is responsible for the BlackTorch Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestations standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared listed assessment payments in Form SIPC-7 with respective cash disbursement records entries (check number 5296 dated July 18, 2012 for $1,112.00 submitted with SIPC-6, check number 5302 dated February 11, 2013 for $19.00 submitted with SIPC-7 and check number 5303 dated February 27, 2013 for $225.00 submitted with the Amended SIPC-7) noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in the Form SIPC-7 for the year ended December 31, 2012, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers. We obtained a summary of securities revenue from the Company's 2012 general ledger noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers (Profit and Loss Statement and general ledger prepared by the Company for the year ended December 31, 2012) supporting the adjustments noting no differences; and

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Ph: 952-541-1996 www.mfkcpa.com Fax: 952-541-4759
6400 Flying Cloud Drive, Suite 100
Eden Prairie, MN 55344

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no difference; there were no overpayments made for the year ended December 31, 2012.

We were no engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than theses specified parties.

Meuwissen, Flygare, Kadrlik + Associates, P.A.

February 27, 2013

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended December 31, 2012
(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

BlackTorch Securities, LLC
23505 Smithtown Road, #110
Excelsior, MN 55331

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Anthony Pence

2. A.	General Assessment (item 2e from page 2)		$1,366
B.	Less payment made with SIPC-6 filed (exclude interest) 7-18-12 and 2-11-13 (Date Paid)		(1131)
C.	Less prior overpayment applied		(10)
D.	Assessment balance due or (overpayment)		225
E.	Interest computed on late payment (see instruction E) for______days at 20% per annum		0
F.	Total assessment balance and interest due (or overpayment carried forward)		$225
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$225	
H.	Overpayment carried forward	$(0)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

BlackTorch Securities, LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 27 day of February, 20 13.

Partner
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ Postmarked _____ Received _____ Reviewed

Calculations _____ Documentation _____ Forward Copy _____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning January 1, 20 12 and ending December 31, 20 12
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$546,279
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	0
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	0
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	0
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	0
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $0	
Enter the greater of line (i) or (ii)	0
Total deductions	0
2d. SIPC Net Operating Revenues	$546,279
2e. General Assessment @ .0025	$1,366

(to page 1, line 2.A.)